EXHIBIT 12
Town Sports International Holdings, Inc.
Ratio Of Earnings to Fixed Charges

	2001	2002	2003	2004	2005

Earnings available for fixed charges:
Income (loss) before income taxes	$14,429	$21,672	$12,966	$(2,815)	2,789
Less: income from investments accounted for by the equity method	(695)	(796)	(755)	(706)	(685)
Add: Cash distributions from investments accounted for by the equity method	809	720	840	773	882
Add: Fixed charges, net of capitalized interest	28,176	31,756	40,588	57,296	61,360

Total	$42,719	$53,352	$53,639	$54,548	$64,346
Fixed Charges
Interest (includes amortization of issuance costs)	14,918	16,559	23,670	39,343	41,550
Interest portion of rent expense	13,258	15,197	16,918	17,953	19,810
Capitalized interest	907	354	322	429	899

Total	$29,083	$32,110	$40,910	$57,725	$62,259
Coverage (deficit):
Earnings to fixed charges	1.5	1.7	1.3	(3,177)	1.0